Exhibit 99.7

James Hardie Industries plc (Company)
Directors’ Report
for the half year ended 30 September 2022
Directors
As of the date of this report the members of the Board are: A Lloyd (Chairperson), PJ Davis, P Lisboa, R Rodriguez, S Rowland, N Stein, H Wiens and A Erter (CEO).
There have been three changes to the composition of the Board between 1 April 2022 and the date of this report. PJ Davis was appointed as a director on 10 August 2022, A Erter (CEO) was appointed as a director on 1 September 2022 and M Hammes (Chairman) retired as a director on 3 November 2022.
Review of Operations
Please see Management’s Analysis of Results relating to the period ended 30 September 2022.
Auditor’s Independence
The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.
This report is made in accordance with a resolution of the Board.

/s/ ANNE LLOYD	/s/ AARON ERTER
A Lloyd	A Erter
Chairperson	Chief Executive Officer

Dublin, Ireland, 3 November 2022

James Hardie Industries plc
Board of Directors’ Declaration
for the half year ended 30 September 2022
The Board declares that with regard to the attached financial statements and notes:
a)     the financial statements and notes comply with the accounting standards in accordance with which they were prepared;
b)     the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and
c)     in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the Board.

/s/ ANNE LLOYD	/s/ AARON ERTER
A Lloyd	A Erter
Chairperson	Chief Executive Officer

Dublin, Ireland, 3 November 2022